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                            March 1, 2024

       Hoi Lung Chan
       Chief Executive Officer
       Mint Inc Ltd
       503 Park Tower, 15 Austin Road
       Tsim Sha Tsui, Kowloon, Hong Kong


                                                        Re: Mint Inc Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
6, 2024
                                                            File No. 377-07022

       Dear Hoi Lung Chan:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 23, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your revised disclosure pursuant to comment 10 that no dividends or distributions were made by your
subsidiaries or by Mint. Please further revise to disclose whether any payments (including
transfers, capital contributions and loans) have been made by the holding company to the
operating subsidiary and/or your subsidiaries, or by the operating subsidiary to the
holding company and/or your subsidiaries. If so, quantify such payments.
                                                        Also revise to state,
if true, that the operating subsidiary's payment of dividends to shareholders was
conducted through CKL and Mint (given the process set forth in section
                                                        (ii) of the 24th
paragraph of the cover page). This comment applies to the cover page,
 Hoi Lung Chan
Mint Inc Ltd
March 1, 2024
Page 2
      prospectus summary and cover page of the resale prospectus, as appropriate.
2. We note your response to comment 11. Please further revise your disclosure here and throughout the filing as appropriate, including on the resale prospectus cover page, to address the fact that, to the extent assets in the business are in Hong Kong or a Hong Kong entity, the assets may not be available for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer assets. On the cover pages, provide cross-references to these other discussions.
3. We note your disclosure that "the legal and operational risks associated with operating in
      Mainland China may also apply to our operations in Hong Kong" (emphasis added). Here, on pages 13 and 30, and in the accompanying resale prospectus, please revise this language to state that the legal and operational risks associated with operating in Mainland
      China do apply to your operations in Hong Kong.
Index to Consolidated Financial Statements, page F-1

4. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.5 of Form 20-F.
       Please contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameHoi Lung Chan
                                                            Division of
Corporation Finance
Comapany NameMint Inc Ltd
                                                            Office of Trade &
Services
March 1, 2024 Page 2
cc:       Jason Ye
FirstName LastName